As filed with the U.S. Securities and Exchange Commission on November 16, 2022

Registration No. 333-146765

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For the American Depositary Shares Evidenced by American Depositary Receipts

____________________

FANHUA INC.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Cayman Islands

(Jurisdiction of Incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Depositary Management Corporation

570 Lexington Avenue, Suite 2405

New York, New York 10022

Telephone 212-319-4800

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.

Ziegler, Ziegler & Associates LLP

570 Lexington Avenue, Suite 2405

New York, New York 10022

(212) 319-7600

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing

☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 20 ordinary shares of Fanhua Inc.	n/a	n/a	n/a	n/a

(1)	Each unit represents 100 American Depositary Shares.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART 1

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to form of the Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting the deposited securities	Paragraph (12)

	(iii)	Procedure for collecting and distributing dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Procedures for transmitting notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and charges that a holder of ADRs may have to pay, either directly or indirectly		Paragraph (7)

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)

Statement that Fanhua Inc. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission, and that such reports are available for inspection and copying through the Securities and Exchange Commission’s EDGAR system or at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.

Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Deposit Agreement. Form of Second Amended and Restated Deposit Agreement dated as of , 2022 among Fanhua Inc. (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Company which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Company.

(b)	If the amounts of fees charge are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 16, 2022.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Lisa M. Hayes
Name:	Lisa M. Hayes
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Fanhua Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China on November 16, 2022.

FANHUA INC.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature below does hereby constitute and appoint Yinan Hu and Peng Ge and each of them singly, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post effective amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on November 16, 2022 in the capacities:

SIGNATURES

Signature	Title

/s/ Yinan Hu Yinan Hu	Chairman of the Board of Directors Chief Executive Officer and Director (principal executive officer)

/s/ Peng Ge Peng Ge	Chief Financial Officer and Executive Director (principal financial and accounting officer)

/s/ Yunxiang Tang Yunxiang Tang	Independent Director

/s/ Stephen Markscheid Stephen Markscheid	Independent Director

/s/ Allen Lueth Allen Lueth	Independent Director

/s/ Mengbo Yin Mengbo Yin	Independent Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States, of Fanhua Inc., has signed this Post-Effective Amendment to Registration Statement on Form F-6 and Power of Attorney in New York, New York, on November 16, 2022.

Authorized Representative in the United States

By:	/s/ George Boychuk
Name:	George Boychuk
Title:	Managing Director Depositary Management Corporation

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Second Amended and Restated Deposit Agreement (including Form of American Depositary Receipt), among Fanhua Inc., JPMorgan Chase Bank, N.A., as depositary, and the Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

(e)	Rule 466 Certification